EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces appointment of J. Paul Rollinson
as Chief Executive Officer

Toronto, Ontario, August 1, 2012 – Kinross announced today that its Board of Directors has appointed J. Paul Rollinson (formerly Executive Vice-President, Corporate Development) as Chief Executive Officer of Kinross, replacing Tye W. Burt.  Mr. Rollinson has also replaced Mr. Burt on the Kinross Board of Directors.

John Oliver, Chairman of the Board, said: “On behalf of the entire Board of Directors, I would like to thank Tye Burt for his significant contributions to Kinross over the past seven years.  Under Mr. Burt's leadership, Kinross became one of the world's premier gold mining companies.”

The Board wishes to acknowledge Mr. Burt’s many corporate achievements, including:

• a significant upgrade of the Company’s asset portfolio that has seen Kinross expand its ownership and operations to nine mines and five development projects, with a more diversified geographical focus on some of the world’s most prospective gold mining districts in the United States, Chile, Russia, Brazil, West Africa and Ecuador;

• a substantial increase in gold resources and gold production, while also improving the overall grade of such production;

• a much stronger balance sheet, with increased cash and cash equivalents and overall cash flow, enabling Kinross to achieve an investment grade credit rating  and  commence payment of a semi-annual dividend; and

• the hiring of a highly capable senior management team, with a diversity of international mining and other industry experience.

While the Board recognizes that these achievements have contributed to the transformation of Kinross, the Board has determined that in view of current market and industry fundamentals, stakeholder interests will best be served by an executive management team focusing on the implementation and oversight of the comprehensive capital and project optimization process that was announced by the Company on January 16, 2012.  The objective of this process is to improve capital efficiency and investment returns while optimizing the Company’s major projects at Tasiast, Lobo Marte and Fruta Del Norte. The Board has also determined that a change in CEO is required to guide Kinross through this capital and project optimization process.

In addition to Mr. Rollinson, the Board is delighted to have a strong senior executive team that it can draw upon to deliver the new leadership that is required.

Mr. Rollinson has substantial experience in the mining industry based on a lengthy career in investment banking and his corporate development role at Kinross. He also has an education highly pertinent to all aspects of the mining industry, with an Honours B.Sc. in geology and an M. Eng. in mining.  As an investment banker, Mr. Rollinson held senior positions covering the mining, power/utilities, forestry and industrial sectors.

“Based on his education and related mining and investment banking industry experience, Paul understands all facets of the mining industry, including exploration and mining, mining finance and mining transactions.  He is highly regarded and well-known throughout the industry, and possesses the leadership qualities we need to oversee and implement our strategy,” said Mr. Oliver.

Mr. Rollinson said:  “I am honored to accept the opportunity to lead Kinross.  The Company has many strengths and great assets, including outstanding people at all of its operations, development projects and corporate offices.   I look forward to working with all of our employees to realize the Company’s great potential.”

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

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